Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

August 18, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:  David L. Orlic, Special Counsel

Re:                                     Validus Holdings, Ltd.

Registration Statement on Form S-4

File No. 333-175774

Dear Mr. Orlic:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Validus Holdings, Ltd. (“Validus”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-175774) (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on August 19, 2011, or as soon thereafter as practicable.

Validus acknowledges that the disclosure in the Registration Statement is the responsibility of Validus.  Validus represents to the Securities and Exchange Commission (the “Commission”) that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Validus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Validus represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3714 with any questions you may have concerning this request.  In addition, please notify Mr. Freed when the request for acceleration has been granted.

Sincerely,

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
Name:	Robert F. Kuzloski
Title:	Executive Vice President &
Chief Corporate Legal Officer